UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Lazydays Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52110H100

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

Philotimo Focused Growth and Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,980
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,980
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 52110H100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,980 Shares beneficially owned by Mr. Kanen is approximately $52,807.28, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 11,112,989 Shares outstanding as of February 24, 2023 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023.

A.	Philotimo

(a)	As of the close of business on March 2, 2023, Philotimo beneficially owned 0 Shares, which includes 0 Shares underlying the Public Warrants owned by it.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Philotimo since Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of March 1, 2023.

B.	PHLOX

(a)	As of the close of business on March 2, 2023, PHLOX beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by PHLOX since Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of March 2, 2023.

6

CUSIP No. 52110H100

C.	KWM

(a)	As of the close of business on March 1, 2023, KWM beneficially owned 0 Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by KWM since Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of March 1, 2023.

D.	Mr. Kanen

(a)	As of the close of business on March 2, 2023, Mr. Kanen beneficially owned 0 Shares.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 4,980 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,980 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kanen has not entered into transactions in securities of the Issuer since Amendment No. 1.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of March 1, 2023.

KWM, in its role as investment manager to the Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially securities of the Issuer held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

7

CUSIP No. 52110H100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

8

CUSIP No. 52110H100

SCHEDULE A

Transactions in the Securities of the Issuer since Amendment No. 1.

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Sale of Public Warrants	(1,040)	0.75	02/16/2023
Sale of Public Warrants	(130)	0.75	02/21/2023
Sale of Public Warrants	(22,200)	0.60	03/02/2023
Exercise of Public Warrants[1]	338,620	11.50	03/02/2023
Sale of Common Stock	(180,410)	12.50	03/02/2023

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	(6,768)	13.00	02/15/2023
Sale of Common Stock	(6,263)	13.00	02/16/2023
Sale of Common Stock	(3,508)	12.23	02/28/2023
Sale of Common Stock	(393,298)	12.27	03/01/2023

PHILOTIMO FOCUSED GROWTH & INCOME FUND

Sale of Public Warrants	(560)	0.75	02/14/2023
Sale of Public Warrants	(70)	0.75	02/23/2023
Exercise of Public Warrants	109,187	11.50	03/02/2023
Sale of Common Stock	(54,590)	12.50	03/02/2023

1 Each Public Warrant is exercisable into one-half Shares of the Issuer with a strike price of $11.50 per Share and an expiration date of March 15, 2023. As reported in this Schedule A, the amount of Public Warrants is disclosed on a non-converted basis and the price of each Public Warrant corresponds to its strike price. .